UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-22875

Investment Company Act File Number

Equalize Community Development Fund

(Exact name of registrant as specified in its charter)

Delaware	46-4014640
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

37 West Avenue, Suite 301
Wayne, PA	19087
(Address of principal executive offices)	(Zip Code)

(610) 337-6500

(Registrant's telephone number)

PART I

Rule 30e-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that a registered management investment company transmit to shareholders of record, at least semi-annually, a report containing the information required to be included in such reports by the company’s registration form under the 1940 Act, which shall be transmitted to shareholders within 60 days after the close of the period for which such report is being made. The Registrant’s most recent fiscal year ended June 30, 2023.

Equalize Community Development Fund (the “Fund”) has experienced delays in completing the audit for the fiscal year ended June 30, 2023 and is filing for an extension of the transmission deadline for the annual shareholder report for the year ended June 30, 2023 (the “Annual Report”) because management is evaluating valuation matters relating to certain of the Fund’s portfolio holdings. The extension will allow the Fund’s independent registered public accounting firm to finalize the audit and provide the required reports. As a result, it is impractical for the Fund to transmit to shareholders its Annual Report.

Rule 8b-25 under the 1940 Act permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report. In light of the facts and circumstances described above, it is impractical for the Fund to transmit the Annual Report to shareholders by August 29, 2023. The Fund respectfully requests that the date for transmission of the Annual Report to shareholders be extended to September 8, 2023.

The Fund believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

Christopher M. Cahlamer, Esq.

Godfrey & Kahn, S.C.

833 East Michigan, Suite 1800

Milwaukee, WI 53202

(414) 287-9338

SIGNATURES

The Fund has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUALIZE COMMUNITY DEVELOPMENT FUND

By:	/s/ Joseph Gladue
Joseph Gladue
Treasurer

Date: August 29, 2023